EXHIBIT 21.1

SUBSIDIARIES OF ARIAD PHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Organization	% Owned

ARIAD Corporation	Delaware	100%

ARIAD Gene Therapeutics, Inc.	Delaware	80%

ARIAD Pharma, S.A.	Greece	99% *

* The remaining 1% of ARIAD Pharma, S.A is owned by ARIAD Corporation.